UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously reported in a Form 12b-25 Notification of Late Filing filed by MEDIROM Healthcare Technologies Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, the Company was delayed in filing with the SEC its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) without unreasonable effort or expense.

On May 17, 2022, in accordance with standard procedures related to the delayed filing of the Form 20-F with the SEC, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq listing rules provide the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance. The Company intends to file the Form 20-F prior to the expiration of the 60-day period.

The Notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq.

Issuance of Press Release

On May 18, 2022, the Company issued a press release announcing its receipt of the Notice. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Form 20-F filed with the SEC on May 17, 2021 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. There can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated May 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: May 18, 2022	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer